UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Sinovac Biotech Ltd.
(Name of the Issuer)

Sinovac Biotech Ltd.
Mr. Weidong Yin

SAIF Partners IV L.P.

C-Bridge Healthcare Fund II, L.P.

Advantech Capital L.P.

Vivo Capital Fund VIII, L.P.

Vivo Capital Surplus Fund VIII, L.P.

Sinovac (Cayman) Limited

Sinovac Amalgamation Sub Limited
(Names of Persons Filing Statement)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

P8696W104
(CUSIP Number)

No. 39 Shangdi Xi Road

Haidian District, Beijing 100085

People’s Republic of China
Tel: +86.10.8289.0088

Sinovac Biotech Ltd. Helen Yang, Senior Director, International Business Development Tel: +86 10 8289 0088 No. 39 Shangdi Xi Road Haidian District, Beijing 100085 People’s Republic of China	Mr. Weidong Yin Sinovac (Cayman) Limited Sinovac Amalgamation Sub Limited Tel: +86 10 8289 0088 No. 39 Shangdi Xi Road Haidian District, Beijing 100085 People’s Republic of China
SAIF Partners IV L.P. Kenneth Lee Tel: +852 2918 2200 c/o SAIF Advisors Limited Suites 2516-2520, Two Pacific Place 88 Queensway Hong Kong	C-Bridge Healthcare Fund II, L.P. Wei Fu Tel: +86 21 8012 7764 Room 7/03 Workingberg Commercial Building, 41-47 Marble Road, North Point, Hong Kong
Advantech Capital L.P. Jianming Yu Tel: +852 2801 6988 Suites 1702-03, 17/F, One Exchange Square 8 Connaught Place, Central Hong Kong	Vivo Capital Fund VIII, L.P. Vivo Capital Surplus Fund VIII, L.P. Shan Fu, Lawrence Wang Tel: +1 650 688 0818 505 Hamilton Ave, Suite 207 Palo Alto, CA 94301 United States of America

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Allen C. Wang Latham & Watkins 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852 2912 2500	Timothy Gardner William P. Welty Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong Tel: +852 3476 9000
David Zhang Henry Yin Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 3761 3300	James T. Lidbury Vincent Ip Ropes & Gray 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852 3664 6488
Z. Julie Gao Haiping Li Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 3740 4700

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer

d.	☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$284,716,271	$35,448

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act. The filing fee is calculated, based on the sum of (a) the proposed cash payment of US$7.00 per common share for 40,119,041 outstanding common shares of the issuer subject to the transaction (which equals the total outstanding common shares less the common shares to be cancelled without consideration (including the common shares held by the Buyer Consortium)) plus (b) the product of options to purchase 1,056,500 common shares and US$2.02 (which is the difference between the amalgamation consideration of US$7.00 per common share and the weighted average exercise price of US$4.98 per common share) plus (c) the product of options to purchase 5,800 common shares and US$4.63 (which is the difference between the amalgamation consideration of US$7.00 per common share and the weighted average exercise price of US2.37 per common share) plus (d) the product of 246,000 restricted shares and US$7.00 ((a), (b), (c) and (d) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

TABLE OF CONTENTS

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the SEC pursuant to Section 13(e) of the Exchange Act jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Sinovac Biotech Ltd., a company limited by shares incorporated under the laws of Antigua and Barbuda (the “Company”), the issuer of common shares, par value $0.001 per share (the “Shares”), (b) Mr. Weidong Yin, a citizen of the People’s Republic of China (“Mr. Yin”), (c) SAIF Partners IV L.P. (“SAIF”), an exempted limited partnership formed under the laws of the Cayman Islands, (d) C-Bridge Healthcare Fund II, L.P. (“C-Bridge Capital”), an exempted limited partnership formed under the laws of the Cayman Islands, (e) Advantech Capital L.P. (“Advantech Capital”), an exempted limited partnership formed under the laws of the Cayman Islands, (f) Vivo Capital Fund VIII, L.P., a limited partnership organized and existing under the laws of the State of Delaware (“Vivo Capital Fund”), (g) Vivo Capital Surplus Fund VIII, L.P., a limited partnership organized and existing under the laws of the State of Delaware (“Vivo Capital Surplus Fund,” and together with Mr. Yin, SAIF, C-Bridge, Advantech and Vivo Capital Fund, the “Buyer Consortium”); (h) Sinovac (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and (i) Sinovac Amalgamation Sub Limited, an international business corporation incorporated under the laws of Antigua and Barbuda and a wholly-owned Subsidiary of Parent (“Amalgamation Sub”).

On June 26, 2017, the Company, Parent and Amalgamation Sub entered into an amalgamation agreement (the “Amalgamation Agreement”). If the Amalgamation Agreement is approved and authorized by the Company’s shareholders and the other conditions to the closing of the amalgamation are satisfied or waived, Amalgamation Sub will amalgamate with and into the Company (the “Amalgamation”) in accordance with the International Business Corporations Act, CAP. 222 of the Revised Laws of Antigua and Barbuda (as consolidated and revised) (the “IBCA”), with the Company continuing as the surviving company resulting from the Amalgamation.

Under the Amalgamation Agreement, at the effective time of the Amalgamation, each of the Shares issued and outstanding immediately prior to the effective time of the Amalgamation will be canceled in exchange for the right to receive US$7.00 per Share in cash, without interest (the “Amalgamation Consideration”) and net of any applicable withholding taxes, except for (i) 6,049,500 Shares held by Mr. Yin and 10,780,820 Shares held by SAIF (such Shares, collectively, the “Rollover Shares” and such shareholders, collectively, the “Rollover Shareholders”), (ii) Shares held by Parent, Parent’s affiliates, the Company or any of the Company’s subsidiaries, which will be canceled without payment of any consideration or distribution therefor and (iii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Amalgamation in accordance with Section 191 of the IBCA, which will be canceled at the effective time of the Amalgamation for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 191(4) or Section 195(2) of the IBCA, as applicable.

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In addition to the foregoing, at the effective time of the Amalgamation, all vested and unvested awards granted under the Company’s 2003 Stock Option Plan and 2012 Share Incentive Plan (the “Share Incentive Plans”), including options to purchase Shares and shares of restricted stock, will be converted into a right to receive a cash payment equal to the product of the number of Shares subject to the award and the Amalgamation Consideration (net of the exercise price for each option to purchase Shares).

The Amalgamation remains subject to the satisfaction or waiver of the conditions set forth in the Amalgamation Agreement, including that in order for the Amalgamation to be completed, the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, must be authorized and approved by a special resolution of the shareholders of the Company passed by at least two-thirds of the Shares present and voting in person or by proxy. As of the date of this proxy statement, the Buyer Consortium beneficially owns approximately 29.5% of the issued and outstanding Shares entitled to vote. Pursuant to a support agreement, dated June 26, 2017, among the Rollover Shareholders, Parent and Sinovac Holding (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Holdco”), these Shares will be voted in favor of the authorization and approval of the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation.

The Company will make available to its shareholders a proxy statement (a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the special meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation. A copy of the Amalgamation Agreement is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Amalgamation”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Amalgamation”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Special Meeting—Record Date; Shares Entitled to Vote”

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•	“The Special Meeting—Shareholders Entitled to Vote; Voting Materials”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters—Market Price of the Shares”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares”

•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. Sinovac Biotech Ltd. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Amalgamation”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Amalgamation”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Amalgamation”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)	(1) Material Terms. Not applicable.

(b)	(2) Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

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•	“Questions and Answers about the Special Meeting and the Amalgamation”

•	“Special Factors”

•	“The Special Meeting”

•	“The Amalgamation Agreement”

•	“Annex A—Amalgamation Agreement”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of Certain Persons in the Amalgamation”

•	“Special Factors—Interests of Certain Persons in the Amalgamation”

•	“The Special Meeting—Proposals to be Considered at the Special Meeting”

•	“The Amalgamation Agreement”

•	“Annex A—Amalgamation Agreement”

(d)	Dissenters’ Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Special Meeting and the Amalgamation”

•	“Dissenters’ Rights”

•	“Annex B— Sections 191 to 199 of the International Business Corporations Act, CAP. 222 of the Revised Laws of Antigua and Barbuda”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in Shares”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Amalgamation”

•	“Special Factors—Reasons for the Amalgamation and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Consortium’s Purpose of and Reasons for the Amalgamation”

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•	“Special Factors—Interests of Certain Persons in the Amalgamation”

•	“The Amalgamation Agreement”

•	“Annex A—Amalgamation Agreement”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Amalgamation”

•	“Special Factors—Plans for the Company after the Amalgamation”

•	“Special Factors—Interests of Certain Persons in the Amalgamation”

•	“The Amalgamation Agreement”

•	“Annex A—Amalgamation Agreement”

(d)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Financing of the Amalgamation”

•	“Special Factors—Background of the Amalgamation”

•	“Special Factors—Plans for the Company after the Amalgamation”

•	“Special Factors—Financing of the Amalgamation”

•	“Special Factors—Interests of Certain Persons in the Amalgamation”

•	“Special Factors—Voting by Buyer Consortium at the Special Meeting”

•	“The Amalgamation Agreement”

•	“Transactions in Shares”

•	“Annex A—Amalgamation Agreement”

Item 6	Purposes of the Transaction and Plans or Proposals

(a)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Amalgamation”

•	“Special Factors—Buyer Consortium’s Purpose of and Reasons for the Amalgamation”

•	“Special Factors—Effect of the Amalgamation on the Company”

•	“The Amalgamation Agreement”

•	“Annex A—Amalgamation Agreement”

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(b)	(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Amalgamation”

•	“Summary Term Sheet—Purposes and Effects of the Amalgamation”

•	“Summary Term Sheet—Plans for the Company after the Amalgamation”

•	“Summary Term Sheet—Financing of the Amalgamation”

•	“Summary Term Sheet—Interests of Certain Persons in the Amalgamation”

•	“Special Factors—Background of the Amalgamation”

•	“Special Factors—Reasons for the Amalgamation and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Consortium’s Purpose of and Reasons for the Amalgamation”

•	“Special Factors—Effect of the Amalgamation on the Company”

•	“Special Factors—Financing of the Amalgamation”

•	“Special Factors—Plans for the Company after the Amalgamation”

•	“Special Factors—Interests of Certain Persons in the Amalgamation”

•	“The Amalgamation Agreement”

•	“Annex A—Amalgamation Agreement”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Amalgamation”

•	“Summary Term Sheet—Plans for the Company after the Amalgamation”

•	“Special Factors—Reasons for the Amalgamation and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Consortium’s Purpose of and Reasons for the Amalgamation”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Amalgamation”

•	“Special Factors—Reasons for the Amalgamation and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Consortium as to the Fairness of the Amalgamation”

•	“Special Factors—Buyer Consortium’s Purpose of and Reasons for the Amalgamation”

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•	“Special Factors—Alternatives to the Amalgamation”

•	“Special Factors—Effect on the Company if the Amalgamation is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Amalgamation”

•	“Special Factors—Background of the Amalgamation”

•	“Special Factors—Reasons for the Amalgamation and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Consortium as to the Fairness of the Amalgamation”

•	“Special Factors—Buyer Consortium’s Purpose of and Reasons for the Amalgamation”

•	“Special Factors—Effect of the Amalgamation on the Company”

•	“Special Factors—Alternatives to the Amalgamation”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Amalgamation”

•	“Special Factors—Background of the Amalgamation”

•	“Special Factors—Reasons for the Amalgamation and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effect of the Amalgamation on the Company”

•	“Special Factors—Plans for the Company after the Amalgamation”

•	“Special Factors—Effect on the Company if the Amalgamation is not Completed”

•	“Special Factors—Effect of the Amalgamation on the Company’s Net Book Value and Net Loss”

•	“Special Factors—Interests of Certain Persons in the Amalgamation”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Antigua and Barbuda Tax Consequences”

•	“The Amalgamation Agreement”

•	“Annex A—Amalgamation Agreement”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Position of the Buyer Consortium as to Fairness”

•	“Summary Term Sheet—Interests of Certain Persons in the Amalgamation”

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•	“Special Factors—Background of the Amalgamation”

•	“Special Factors—Reasons for the Amalgamation and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Consortium as to the Fairness of the Amalgamation”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Amalgamation”

•	“Annex D—Opinion of Duff & Phelps, as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Special Meeting and the Amalgamation”

•	“The Special Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Amalgamation”

•	“Special Factors—Reasons for the Amalgamation and Recommendation of the Special Committee and the Board”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Special Meeting and the Amalgamation”

•	“Special Factors—Background of the Amalgamation”

•	“Special Factors—Reasons for the Amalgamation and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Amalgamation”

•	“Special Factors—Reasons for the Amalgamation and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Amalgamation”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex D—Opinion of Duff & Phelps, as Financial Advisor”

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(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex D—Opinion of Duff & Phelps, as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Amalgamation”

•	“Special Factors—Financing of the Amalgamation”

•	“The Amalgamation Agreement”

•	“Annex A—Amalgamation Agreement”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Amalgamation”

•	“Special Factors—Financing of the Amalgamation”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. Not applicable.

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company’s Directors and Executive Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Amalgamation”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

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(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares”

Item 12	The Solicitation or Recommendation

(a)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company’s Directors and Executive Officers and Voting Commitments”

•	“Summary Term Sheet—Support Agreement”

•	“Questions and Answers about the Special Meeting and the Amalgamation”

•	“Special Factors—Voting by Buyer Consortium at the Special Meeting”

•	“The Special Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Position of the Buyer Consortium as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company’s Directors and Executive Officers and Voting Commitments”

•	“Special Factors—Reasons for the Amalgamation and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Consortium as to the Fairness of the Amalgamation”

•	“The Special Meeting—Our Board of Directors’ Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2015 and 2016 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2016, filed on November 22, 2017. The unaudited consolidated financial statements of the Company for the six-month periods ended June 30, 2016 and June 30, 2017 are incorporated herein by reference to the Company’s report on Form 6-K furnished to the SEC on December 1, 2017.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

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Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Special Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Amalgamation”

•	“Special Factors—Interests of Certain Persons in the Amalgamation”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(a)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2018

(a)-(2)	Notice of Special Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement

(a)-(3)*	Form of Proxy Card

(a)-(4)	Press Release issued by the Company, dated June 26, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 26, 2017

(b)-(1)	Equity Commitment Letter, dated as of June 26, 2017, by and between C-Bridge, Holdco and Parent, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(b)-(2)	Equity Commitment Letter, dated as of June 26, 2017, by and between Advantech, Holdco and Parent, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(b)-(3)	Equity Commitment Letter, dated as of June 26, 2017, by and between Vivo Capital Fund, Holdco and Parent, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(b)-(4)	Equity Commitment Letter, dated as of June 26, 2017, by and between Vivo Capital Surplus Fund, Holdco and Parent, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(c)-(1)	Opinion of Duff & Phelps, LLC dated June 26, 2017, incorporated herein by reference to Annex D to the proxy statement

(c)-(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated June 26, 2017

(d)-(1)	Amalgamation Agreement, dated as of June 26, 2017, among the Company, Parent and Amalgamation Sub, incorporated herein by reference to Annex A to the proxy statement

(d)-(2)	Limited Guarantee dated as of June 26, 2017, by C-Bridge in favor of the Company, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(d)-(3)	Limited Guarantee dated as of June 26, 2017, by Advantech in favor of the Company, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

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(d)-(4)	Limited Guarantee dated as of June 26, 2017, by Vivo Capital Fund in favor of the Company, incorporated herein by reference to Exhibit 7.11 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(d)-(5)	Limited Guarantee dated as of June 26, 2017, by Vivo Capital Surplus Fund in favor of the Company, incorporated herein by reference to Exhibit 7.12 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(d)-(6)	Limited Guarantee, dated as of June 26, 2017, by SAIF in favor of the Company, incorporated herein by reference to Exhibit 7.13 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(d)-(7)	Support Agreement, dated as of June 26, 2017 by and among Parent, the Rollover Shareholders and Holdco, incorporated herein by reference to Annex C to the proxy statement

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement

(f)-(2)	Sections 191 to 199 of the International Business Corporations Act, CAP. 222 of the Revised Laws of Antigua and Barbuda, incorporated herein by reference to Annex B to the proxy statement

(g)	Not applicable

________________

* To be filed by amendment

12

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2018

Sinovac Biotech Ltd.

By:	/s/ Simon Anderson
Name: Simon Anderson
Title: Chairman of the Special Committee

13

Mr. Weidong Yin

By:	/s/ Weidong Yin
Name: Weidong Yin

14

SAIF Partners IV L.P. By SAIF IV GP, L.P. its general partner By SAIF IV GP Capital Ltd., its general partner
By:	/s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title: Director of SAIF IV GP Capital Ltd.

15

C-Bridge Healthcare Fund II, L.P. (acting by its general partner, C-Bridge Healthcare Fund GP II, L.P. acting by its general partner, C-Bridge Capital GP, Ltd.)
By:	/s/ Wei Fu
Name: Wei Fu
Title: Authorized Representative

16

Advantech Capital L.P. By its General Partner, ADVANTECH CAPITAL PARTNERS LTD.
By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

17

Vivo Capital Fund VIII, L.P. By: Vivo Capital VIII, LLC Its: General Partner
By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

18

Vivo Capital Surplus Fund VIII, L.P. By: Vivo Capital VIII, LLC Its: General Partner
By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member
19

Sinovac (Cayman) Limited
By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Director

20

Sinovac Amalgamation Sub Limited

By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Director

21

Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2018

(a)-(2)	Notice of Special Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement

(a)-(3)*	Form of Proxy Card

(a)-(4)	Press Release issued by the Company, dated June 26, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 26, 2017

(b)-(1)	Equity Commitment Letter, dated as of June 26, 2017, by and between C-Bridge, Holdco and Parent, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(b)-(2)	Equity Commitment Letter, dated as of June 26, 2017, by and between Advantech, Holdco and Parent, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(b)-(3)	Equity Commitment Letter, dated as of June 26, 2017, by and between Vivo Capital Fund, Holdco and Parent, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(b)-(4)	Equity Commitment Letter, dated as of June 26, 2017, by and between Vivo Capital Surplus Fund, Holdco and Parent, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(c)-(1)	Opinion of Duff & Phelps, LLC dated June 26, 2017, incorporated herein by reference to Annex D to the proxy statement

(c)-(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated June 26, 2017

(d)-(1)	Amalgamation Agreement, dated as of June 26, 2017, among the Company, Parent and Amalgamation Sub, incorporated herein by reference to Annex A to the proxy statement

(d)-(2)	Limited Guarantee dated as of June 26, 2017, by C-Bridge in favor of the Company, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(d)-(3)	Limited Guarantee dated as of June 26, 2017, by Advantech in favor of the Company, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(d)-(4)	Limited Guarantee dated as of June 26, 2017, by Vivo Capital Fund in favor of the Company, incorporated herein by reference to Exhibit 7.11 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(d)-(5)	Limited Guarantee dated as of June 26, 2017, by Vivo Capital Surplus Fund in favor of the Company, incorporated herein by reference to Exhibit 7.12 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(d)-(6)	Limited Guarantee, dated as of June 26, 2017, by SAIF in favor of the Company, incorporated herein by reference to Exhibit 7.13 to the Schedule 13D/A filed by Mr. Yin with the SEC on June 27, 2017

(d)-(7)	Support Agreement, dated as of June 26, 2017 by and among Parent, the Rollover Shareholders and Holdco, incorporated herein by reference to Annex C to the proxy statement

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement

(f)-(2)	Sections 191 to 199 of the International Business Corporations Act, CAP. 222 of the Revised Laws of Antigua and Barbuda, incorporated herein by reference to Annex B to the proxy statement

(g)	Not applicable

________________

* To be filed by amendment

22